Full Value Partners L.P.
250 Pehle Ave, Suite 708
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097
// pgoldstein@bulldoginvestors.com

November 21, 2013

Jeffrey J. Zimmer
Corporate Secretary
Javelin Mortgage Investment Corp.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

Dear Mr. Zimmer:

Full Value Partners L.P. is a member of the Bulldog Investors group which has filed a Schedule 13D and amendments thereto for Javelin Mortgage Investment Corp. Please refer to those filings for additional information including the latest information about the group's holdings of Javelin.

In early November I spoke with Scott Ulm and advised him that we would be nominating directors at Javelin's next annual meeting. We are writing to you to attempt to comply with Javelin's complex advance notice requirements contained in Section 11 of its bylaws. We do not believe that Javelin is entitled to some of the information specified therein because it serves no legitimate business purpose and/or seems intended solely to gain an advantage in a proxy contest, e.g., the information specified in subsection (a)(3)(iv)(B) and (a)(3)(v). We intend to have a representative appear in person or by proxy at Javelin's 2014 annual meeting to (1) nominate the six persons named below for election as directors, and (2) present the proposal set forth below.

Full Value Partners owns 100 shares of the Fund in registered name and 168,016 shares in street name by J.P. Morgan Clearing Corp. as our nominee. We originally purchased shares of Javelin in the IPO in early October 2012 and have purchased additional shares since then.

None of our nominees has any business dealings with Javelin and thus none is an interested person of Javelin. No nominee owns shares of the Fund. There are no arrangements or understandings between any nominee and Full Value Partners in connection with the nominations nor do we believe there are there any material conflicts of interest that would prevent any nominee from acting in the best interest of Javelin.

Phillip Goldstein (born 1945); c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663 - In December 1992, after working twenty-five years as a civil engineer for the City of New York, Phillip Goldstein co-founded what is now Bulldog Investors, a value oriented group of private investment funds that invest primarily in closed-end funds, small cap operating companies, special purpose acquisition companies, and special situations. In 2009, Mr. Goldstein and his business partners formed Bulldog Investors, LLC (f/k/a Brooklyn Capital Management, LLC), an SEC-registered investment adviser that serves as the investment adviser to: the Bulldog Investors group of private investment funds; Special Opportunities Fund, Inc., a registered closed-end investment company; and certain other private investment funds and managed accounts. Mr. Goldstein has been a director of Imperial Holdings since August 2012. Mr. Goldstein has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity & Income Fund, ASA Ltd., Special Opportunities Fund, and MVC Capital.

Gerald Hellerman (born 1937); 5431 NW 21st Avenue, Boca Raton, FL 33496
- Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Mr. Hellerman has been a director and chairman of the audit committee of Imperial Holdings, Inc. since August 2012. Mr. Hellerman also currently serves as a director and chairman of the Audit Committee for MVC Capital, Inc., as director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc., as director, chief financial officer and chief compliance officer for Special Opportunities Fund, Inc., and as director for Ironsides Partners
Opportunity Offshore Fund Ltd. Mr. Hellerman also served as a financial analyst and later as a branch chief with the U.S. Securities & Exchange Commission over a ten-year period, as Special Financial Advisor to the U.S. Senate Subcommittee on Antitrust and Monopoly for four years, and as the Chief Financial Analyst of the Antitrust Division of the U.S. Department of Justice for 17 years.

Andrew Dakos (born 1966); c/o Bulldog Investors, 250 Pehle Avenue,
Suite 708, Saddle Brook, NJ 07663 - In 2001, Mr. Dakos joined what is now Bulldog Investors, a value oriented group of private investment funds that invest primarily in closed-end funds, small cap operating companies, special purpose acquisition companies, and special situations. In 2009, Mr. Dakos and his business partners formed Bulldog Investors, LLC (f/k/a Brooklyn Capital Management, LLC), an SEC-registered investment adviser that serves as the investment adviser to: the Bulldog investors group of private investment funds; Special Opportunities Fund, Inc., a registered closed-end investment company; and certain other private investment funds and managed accounts. Mr. Dakos is currently the President and a director of Special Opportunities Fund and serves as a director of the Mexico Equity & Income Fund. He also serves as a director of UVitec Printing Ink, Inc., a privately held manufacturing company. Mr. Dakos graduated from the University of Delaware in 1988 with a BS in Business Administration, Finance concentration.

Glenn Goodstein (born 1963); 5650 El Camino Real, Suite 155, Carlsbad, CA 92008 -- Mr. Goodstein is a registered investment adviser with over 10 years of investment management experience. Prior to entering the investment management field, he spent 10 years in various management and executive positions with Automatic Data Processing, a NYSE-traded company. Mr. Goodstein has been a director of the Mexico Equity & Income Fund since 2001.

James Chadwick (born 1973); 46 Vista Way, Chula Vista, CA 91910 - Mr. Chadwick is a Managing Director of the private equity firm Main Street Investment Partners, LLC and is currently a director of the Special Opportunities Fund,Inc. and Imperial Holdings, Inc. From June 2010 to April 2011, Mr. Chadwick served as a Managing Director of the private equity firm Opus Partners, LLC. From March 2009-June 2010, Mr. Chadwick served as a Managing Director of the private equity firm Harlingwood Equity Partners LP. From January 2006-December 2008,
Mr. Chadwick was the Managing Partner of Chadwick Capital Management.

Ronald Mass (born 1965); 341 Alma Real Drive, Pacific Palisades, CA 90272.
Mr. Mass is a recognized leader in fixed income investing with extensive experience managing portfolios under a wide range of mandates. He has a proven track record of investing in emerging asset classes across many segments of the fixed income market. Mr. Mass is a frequent speaker and roundtable participant in industry and government discussions. From 1991 - 2012, Mr. Mass was the Senior Portfolio Manager and Head of Structured Products for Western Asset Management, a leading fixed income asset management firm with $450 billion assets under management. He is a director of Woodside Homes.

In addition, we intend to present a proposal recommending that the Company's previously authorized program to repurchase shares be completed as soon as practicable provided such repurchases are effected at a discount to book value. The purpose of this proposal is to increase Javelin's book value per share. Please note that we are also submitting, via a separate letter, a rule 14a-8 proposal to liquidate the Company.

Please notify us as soon as possible if you would like any further information or if you believe there are any deficiencies in this advance notice letter so that we can promptly cure them. Assuming you are otherwise satisfied, please send us six copies of Javelin's Proposed Nominee questionnaire. Thank you.

Very truly yours,
/s/ Phillip Goldstein
Phillip Goldstein
Principal of the General Partner